Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

May 26, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias
Jennifer Angelini

Re: Forgent Power Solutions, Inc.

Registration Statement on Form S-1

Filed May 26, 2026, as amended

File No. 333‑296245

Acceleration Request

Requested Date: May 28, 2026

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Forgent Power Solutions, Inc., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on May 28, 2026, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Weil, Gotshal & Manges LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will continue to comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC
Jefferies LLC
Morgan Stanley & Co. LLC,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name:	Ryan Cunn
Title:	Managing Director

JEFFERIES LLC

By:	/s/ George O’Leary
Name:	George O’Leary
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Joe Nassirian
Name:	Joe Nassirian
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]